Exhibit 99.1

ParaZero DefendAir Proves 100% Effective in Live Field Demonstrations Against FPV Kamikaze and DJI FlyCart Smuggling Drones

Kfar Saba, Israel, Jan. 08, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, announces that its DefendAir Counter-Unmanned Aerial System (C-UAS) has demonstrated 100% interception success in live field demonstrations against two of the most challenging hostile drone types currently threatening military forces, critical infrastructure, and border security: FPV kamikaze attack drones and DJI FlyCart heavy-lift smuggling drones.

Recent field demonstrations, conducted in controlled real-world conditions, showcased DefendAir’s patented net-based, non-explosive interception technology neutralizing both platforms with complete reliability. These results build on multiple prior field trials in which DefendAir achieved 100% interception rates against fast-incoming multirotor threats.

FPV Kamikaze Drones - First-Person-View (FPV) drones are low-cost, highly maneuverable platforms often modified for one-way attack missions. Equipped with explosives or used as precision-guided munitions, they pose an immediate and lethal threat to ground forces, vehicles, and forward-operating bases. Their small size, speed, and ability to evade traditional electronic warfare systems make them particularly difficult to counter in urban or close-range battlefield environments. DefendAir’s rapid-deployment net-launching mechanism successfully intercepted and neutralized incoming FPV attack drones in recent live demonstrations, providing a proven soft-kill solution for this escalating threat.

DJI FlyCart Heavy-Lift Smuggling Drones - The DJI FlyCart 30 is a commercial heavy-lift drone capable of carrying payloads of up to 30 kg over significant distances. In recent years, such platforms have been repurposed by criminal and terrorist networks for smuggling weapons, ammunition, explosives, and other contraband across borders—particularly in regions with challenging terrain or fortified perimeters. A dedicated demonstration showed DefendAir effectively intercepting a DJI FlyCart in flight, capturing the drone and its cargo intact without collateral damage. This capability is especially valuable for protecting ports, border areas, and critical infrastructure from large-scale smuggling operations.

Ariel Alon, CEO of ParaZero Technologies, said: “In an era where commercial drones are being weaponized or repurposed for illicit activities, security forces need reliable, scalable, and safe solutions. DefendAir provides exactly that-proven effectiveness without the risks associated with explosive countermeasures.”

DefendAir is designed as a modular, multi-layered system available in handheld, stationary turret, and drone-mounted configurations. It integrates seamlessly with existing detection, radar, and command-and-control systems, serving as the critical terminal layer in a comprehensive C-UAS architecture. The system is suitable for military bases, critical infrastructure sites, border protection, VIP security, and urban environments.

The recent results follow ParaZero’s first purchase order from a major Israeli defense entity for DefendAir systems, as well as successful live demonstrations for senior NATO officers from multiple Western European countries.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com